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                            February 1, 2024

       Kanishka Roy
       Chief Executive Officer
       Plum Acquisition Corp. I
       2021 Fillmore St. #2089
       San Francisco, California 94115

                                                        Re: Plum Acquisition
Corp. I
                                                            Registration
Statement on Form S-4
                                                            Filed January 5,
2024
                                                            File No. 333-276411

       Dear Kanishka Roy:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed January 5, 2024

       Cover page

   1. Disclosure on page 242 states that you will be a "controlled company" under Nasdaq listing standards.
Please revise to include disclosure on your cover page highlighting the
                                                        combined company   s
status as a "controlled company" under the Nasdaq listing standards, including disclosure of
the individual or group who will be deemed to have control and their anticipated
ownership of the company following the business combination.
                                                        Additionally, please
include and cross-reference risk factor disclosure and a longer discussion of the
exemptions available to you as a "controlled company."
       Summary of the Proxy Statement/Prospectus
       Veea, page 2

   2. Please revise your disclosures to state, if true, that revenue has been immaterial for all periods presented and
that any revenue shown represents revenue earned on paid pilots for field trials of your
products, consistent with your disclosures on page 227. Further,
 Kanishka Roy
FirstName LastNameKanishka   Roy
Plum Acquisition Corp. I
Comapany1,NamePlum
February   2024      Acquisition Corp. I
February
Page 2 1, 2024 Page 2
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         disclose the amount of revenue generated and net loss incurred for each period presented.
         Similar revisions should be made on pages 211 and 225.
Interests of Plum's Directors and Executive Officers in the Business Combination, page 15

3.       Please revise your discussion of the Sponsor   s interest to include
the loans extended, fees
         due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Risk Factors
Plum's Initial Shareholders, Veea, Plum's directors, ... may elect to purchase Public Shares prior to the consummation..., page 65

5. We note that in connection with the stockholder vote to approve the Business
         Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed. Please provide your analysis on how such purchases comply with Exchange Act Rule 14e-5. Consider Question
166.01 of our
         Tender Offers and Schedules Compliance and Disclosure Interpretations. Business Combination Proposal, page 129

6. You disclose projected 2024 sales of approximately 42,000 VeeaHub units at an average price per unit of $1,100, or approximately $46 million in sales. Given revenues of $40,359 for the 9 months ended September 30, 2023 and $224,052 for the fiscal year ended
         December 31, 2022, please expand your disclosure to address why the change in trends is appropriate and explain how your assumptions are reasonable.

         Make similar revisions to your discussion of projected gross margin. We note you project
         a gross margin of 30%     40% from sales of VeeaHubs  , and 60     80%
for license and
         data subscriptions. Explain whether the projections are in line with historic operating trends. If not, the disclosure should address why the change in trends is appropriate and why the assumptions are reasonable.

Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2023, page 185

7.       We note adjustment    I    assumes receipt of $30 million in cash
anticipated upon the sale of
         New Financing Securities, however, you also note Veea has raised approximately $20 million as of December 31, 2023. Further, you disclose on page 182 that $18 million has
 Kanishka Roy
Plum Acquisition Corp. I
February 1, 2024
Page 3
         been raised under the New Financing Securities. Please revise here and throughout your filing to only reflect the actual amount that has been raised to date. Also, revise the other related disclosures throughout to address the apparent inconsistency between the $18 million and $20 million.
Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Combined Statement of
Operations for the Year Ended December 31,2022, page 186

8.       You disclose adjustment    DD    reflects the amortization of the debt
discount related to the
         Subscription Agreements; however, the adjustment is included on the line labeled,
            Change in fair value of subscription liability    on page 180.
Please advise. Also, tell us
         why this adjustment is included in the December 31, 2022 period. In this regard, it would appear to represent the removal of the amortization and change in fair value of the subscription liability and should therefore be reflected in the September 30, 2023 period.
Veea's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 227

9. Please revise to remove the presentation and discussion of results for the three months ended September 30, 2023 and 2022, to be consistent with the periods presented in the financial statements.
Liquidity and Capital Resources, page 231

10. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.
Plum Acquisition Corp. I
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Subscription Agreement, page F-13

11. You disclose that you recorded the fair value of the subscription liability and the related expense for the subscription agreement. Please tell us how you initially recorded these transactions, the subsequent accounting for the fair value of the subscription liability and other related amounts, such as the debt discount, as well as how you intend to account for
FirstName LastNameKanishka Roy
       the settlement of the liability and related balances. As part of our response, include
Comapany    NamePlum
       references       Acquisition
                   and analysis of theCorp. I accounting literature followed or that you intend to specific
       follow.
February  1, 2024 Page 3
FirstName LastName
 Kanishka Roy
FirstName LastNameKanishka   Roy
Plum Acquisition Corp. I
Comapany1,NamePlum
February   2024      Acquisition Corp. I
February
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Note 5 - Related Party Transactions
Subscription Agreement, page F-18

12. Please revise to clearly disclose the total amounts of cash the Investor has paid to the
         Sponsor, the amounts the Sponsor has paid to the company, the amounts outstanding
         under the    Convertible Promissory Notes    issued on March 17, 2023
and July 25, 2023,
         and the number of shares the Sponsor will transfer at the Closing of the Business
         Combination, as of the balance sheet date. Ensure the amounts and numbers are consistent with information disclosed elsewhere, such as in Note 8 and in the pro forma financial information and adjustments. Similar clarifications should be made in the Subsequent
         Events Note on page F-32, as needed, to be consistent with other disclosures.
Veea Inc. and Subsidiaries
Consolidated Balance Sheets
As of September 30, 2023 and 2022, page F-57

13. Please revise to include the balance sheet as of December 31, 2022. Further, the balance sheet as of September 30, 2022 need not be provided unless it is necessary for an
         understanding of the impact of seasonal changes on the company   s
financial condition.
         Please explain to us why such period is included or consider removing. Refer to Rule 10-
         01(c)(1) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-63

14. Revise to clarify, if true, that all the revenue recorded represents revenue earned on paid pilots for field trials of your products, consistent with your disclosures on page 227.
         Similar clarification should also be made on page F-90, if true.
Note 10 - Other Income, page F-75

15. We note you classified amounts received for the license of AdEdge and reimbursement of expenses incurred by the company in connection with the design development and testing of AdEdge as other income. Please tell us the accounting guidance you considered in determining the classification. In this regard, based on your disclosures on pages 212 and
         216, it would appear this platform could be considered part of the offerings you have or will make available to customers. Further, we note you disclose this
is not    core    to your
         sales activity. If true, tell us whether or how this platform will be used as part of your operations.
Annex K, page K-3

16. Please file the representation letter with forecasted financial information of Veea prepared
         by Target Management (the    Forecast   ) set forth in a letter, dated
December 21, 2023
 Kanishka Roy
Plum Acquisition Corp. I
February 1, 2024
Page 5
       referenced in the Fairness opinion.
17.    On page 129, you disclose that    Houlihan Capital concluded that, as of
the date of the
       Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Opinion, the consideration to be issued, paid or
exchanged to Plum   s
       shareholders in the Business Combination is fair from a financial point
of view to Plum   s
       shareholders and the Business Combination is fair from a financial point of view to
       Plum   s shareholders that are unaffiliated with Plum   s Sponsor
(emphasis added).
       However, the opinion provided in Annex K appears to only opine on the fairness of the transaction to Unaffiliated Shareholders (in other words, it does not appear to separately opine on the fairness of the transaction to all Plum shareholders). Please revise your discussions of the fairness opinion to clarify whether the opinion does opine on the fairness of the transaction to all Plum shareholders, and if it does, please highlight in your response the corresponding language in the opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                              Sincerely,
FirstName LastNameKanishka Roy
                                                              Division of
Corporation Finance
Comapany NamePlum Acquisition Corp. I
                                                              Office of
Technology
February 1, 2024 Page 5
cc:       David Crandall
FirstName LastName